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Global Investment Outlook & Strategy Update
Executive Summary
April 9, 2021

The recently passed $1.9 trillion American Rescue Plan Act, which brings total potential Covid-related U.S. fiscal and monetary stimulus to date to a staggering $12.8 trillion, has contributed to a much-improved economic outlook. The near doubling of weekly doses available following the FDA's late February approval of J&J's Covid-19 vaccine will also likely accelerate the path to herd immunity and a full reopening of the domestic economy. Consequently, we now project U.S. real GDP will rise +6.6 percent year over year in calendar 2021, up from our +4.4 percent estimate in January.

Bottom-up earnings for the S&P 500 are currently projected to grow by +27 percent year over year in 2021 and by +15 percent in 2022. The ratio of upward earnings revisions to downward revisions have plateaued at a high level of 2.4 times but largely indicate continued momentum upward in forward estimates. The earnings upturn is broad-based, though the more cyclical/ economically sensitive sectors (e.g., industrials, consumer discretionary, materials, financials) have the highest projected growth in 2021.

We continue to position portfolios toward traditional growth sectors as well as those most levered to the surge in economic growth we expect over the next several quarters. As the recovery matures and the rate of change in economic growth decelerates, we expect a rotation back to secular growth stocks from cyclical growth and value.

Click here to download our most recent Global Investment Outlook and Strategy paper. If you'd like to receive a paper copy of it each quarter, just drop one of us a note.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com